                                                                      EXHIBIT 12

                       THE WASHINGTON WATER POWER COMPANY

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                            Requirements Consolidated
                             (Thousands of Dollars)


                                                       12 Mos. Ended
                                                        September 30,                          Years Ended December 31
                                                                          --------------------------------------------------------
                                                            1998            1997            1996            1995            1994
                                                          --------        --------        --------        --------        --------
Fixed charges, as defined:
      Interest on long-term debt                          $ 65,634        $ 63,413        $ 60,256        $ 55,580        $ 49,566
      Amortization of debt expense
        and premium - net                                    2,836           2,862           2,998           3,441           3,511
      Interest portion of rentals                            4,311           4,354           4,311           3,962           1,282
                                                          --------        --------        --------        --------        --------

          Total fixed charges                             $ 72,781        $ 70,629        $ 67,565        $ 62,983        $ 54,359
                                                          ========        ========        ========        ========        ========

Earnings, as defined:
      Net income from continuing ops                      $ 79,820        $114,797        $ 83,453        $ 87,121        $ 77,197
      Add (deduct):
        Income tax expense                                  44,389          61,075          49,509          52,416          44,696
        Total fixed charges above                           72,781          70,629          67,565          62,983          54,359
                                                          --------        --------        --------        --------        --------

          Total earnings                                  $196,990        $246,501        $200,527        $202,520        $176,252
                                                          ========        ========        ========        ========        ========


Ratio of earnings to fixed charges                            2.71            3.49            2.97            3.22            3.24


Fixed charges and preferred dividend requirements:
      Fixed charges above                                 $ 72,781        $ 70,629        $ 67,565        $ 62,983        $ 54,359
      Preferred dividend requirements (2)                    4,737           8,261          12,711          14,612          13,668
                                                          --------        --------        --------        --------        --------

          Total                                           $ 77,518        $ 78,890        $ 80,276        $ 77,595        $ 68,027
                                                          ========        ========        ========        ========        ========


Ratio of earnings to fixed charges
  and preferred dividend requirements                         2.54            3.12            2.50            2.61            2.59



(1) Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).

(2) Preferred dividend requirements have been grossed up to their pre-tax level.